Lizhan Environmental Receives Nasdaq Notification
of Non-Compliance with Minimum Bid Price Rule and
Failure to Maintain the Minimum Market Value of
Publicly Held Shares

ZHEJIANG, CHINA - (October 13, 2011) - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today that the Company received two letters, dated October 11, 2011 and October 12, 2011, from The Nasdaq Stock Market stating that for the previous 30 consecutive business days, the bid price of the Company’s ordinary shares closed below the minimum $1.00 per share and the market value of the Company’s publicly held ordinary shares (“MVPHS”) was below the minimum of $5,000,000, both requirements for continued listing on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rules 5450(a)(1) (the “Minimum Bid Price Rule”) and 5450(b)(1) (the “MVPHS Rule”), respectively. The Nasdaq letters have no immediate effect on the listing of the Company’s ordinary shares.

In accordance with Nasdaq Marketplace Rules 5810(c)(3)(A) and 5810(c)(3)(D), the Company has been provided a grace period of 180 calendar days, or until April 9, 2012, to regain compliance by maintaining a closing bid price of at least $1.00 per share and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days. If at any time before April 9, 2012, the bid price of the Company’s ordinary shares closes at $1.00 per share or more and the Company’s MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule.

If the Company does not regain compliance with the Minimum Bid Price Rule or the MVPHS Rule by April 9, 2012, Nasdaq will notify the Company that its ordinary shares will be delisted from The Nasdaq Global Market. However, the Company may apply to transfer the listing of its ordinary shares from The Nasdaq Global Market to The Nasdaq Capital Market by April 9, 2012, provided that the Company satisfies the requirements for initial listing set forth in Marketplace Rule 5505 (except for the bid price requirement). If the Company's application for transfer is approved, the Company would have an additional 180 calendar days to comply with the Minimum Bid Price Rule and the MVPHS Rule in order to remain on The Nasdaq Capital Market.

The Company intends to actively monitor the closing bid price of its ordinary shares between now and April 9, 2012 and will evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule and the MVPHS Rule.

About Lizhan Environmental Corporation
Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's registration statement on Form F-1, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Evergreen Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of February 1 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:
Company:
Lizhan Environmental Corporation
Silvia Liu, Investor Relations Manager
Email: ir@lezncorp.com
Phone: +011-86-573-8862-268

Investor Relations:
MZ North America
Ted Haberfield, President
Email: thaberfield@hcinternational.net
Web: www.mz-ir.com
Phone: +1-760-755-2716